UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  1)*

                          Republic First Bancorp, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   760416107
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                                 (CUSIP NUMBER)

                               Vernon W. Hill, II
                          17000 Horizon Way, Suite 100
                              Mt. Laurel, NJ 08054
                                  856-751-4080
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 24, 2010
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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this
schedule because of    240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the
following box.         [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five
----
copies of the schedule, including all exhibits.  See   240.13d-7 for other
parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 760416107                    SCHEDULE 13D               Page 2 of 6


1.     NAMES OF REPORTING PERSONS
       Vernon W. Hill, II

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [  ]
       (b) [  ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS
       PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
       Not applicable

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

NUMBER OF              7.     SOLE VOTING POWER
SHARES                        2,529,000
BENEFICIALLY           8.     SHARED VOTING POWER
OWNED BY                      0
EACH                   9.     SOLE DISPOSITIVE POWER
REPORTING                     2,529,000
PERSON                10.     SHARED DISPOSITIVE POWER
WITH                          0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,529,000 shares of Common Stock.   See Items 5 and 6.

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9%.  See Items 5 and 6.

14.     TYPE OF REPORTING PERSON
         IN

CUSIP No. 760416107                    SCHEDULE 13D               Page 3 of 6

                                  SCHEDULE 13D
                          REPUBLIC FIRST BANCORP, INC.

     This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed on behalf of Vernon W. Hill, II and amends and supplements the Statement on
Schedule 13D filed by Vernon W. Hill, II and Theodore J. Flocco, Jr. with the Securities and Exchange Commission on June 20, 2008 (the "Original Filing"). The information reported herein does not include information regarding Theodore
J. Flocco, Jr., because Mr. Hill and Mr. Flocco no longer constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Mr. Flocco beneficially owns less than 5% of the Issuer's outstanding shares of Common Stock. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing. Except as amended by this Amendment, all information contained in the Original Filing is, after reasonable inquiry and to the best of Mr. Hill's knowledge and belief, true, complete and correct as of the date of this Amendment.

Item 2.    IDENTITY AND BACKGROUND.
           ------------------------

     Item 2 of the Original Filing is amended and restated in its entirety as follows:

This statement is being filed by Vernon W. Hill, II. The business address of Mr. Hill is 17000 Horizon Way, Suite 100, Mt. Laurel, New Jersey 08054. Mr. Hill is an investor in various companies and business ventures. He is the founder and former Chairman of the former Commerce Bancorp.

During the last five years, Mr. Hill has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws. Mr. Hill is a United States citizen.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           --------------------------------------------------

     Item 3 of the Original Filing is amended and supplemented to add the following information:

As of the date hereof, Mr. Hill beneficially owns an aggregate of 2,529,000 shares of Common Stock. The purchase price for the shares of Common Stock beneficially owned by Mr. Hill has come from Mr. Hill's personal funds.

Mr. Hill also owns 6,000 Trust Preferred Securities which would currently be convertible into 923,077 shares of Common Stock, but for a restriction on conversion contained in the terms of the Trust Preferred Securities which

CUSIP No. 760416107                    SCHEDULE 13D               Page 4 of 6


prohibits conversion if, as a result of such conversion, the holder would beneficially own more than 9.9% of the shares of Common Stock outstanding at the time of conversion. All other terms of the Trust Preferred Securities, as well as the terms of a consulting agreement between Mr. Hill and the Issuer, are described in the Original Filing.

Item 4.    PURPOSE OF TRANSACTION.
           -----------------------

     Item 4 of the Original Filing is amended and supplemented to add the following information:

     On June 24, 2010, Mr. Hill acquired 2,529,000 shares of Common Stock of the Issuer in an underwritten public offering (the "Offering"). The aggregate purchase price for the shares of Common Stock acquired by Mr. Hill in the Offering was $5,058,000.

     Except as set forth in this Amendment, Mr. Hill does not have any plans or proposals which relate to or which would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Mr. Hill also owns 6,000 Trust Preferred Securities which would currently be convertible into 923,077 shares of Common Stock, but for a restriction on conversion contained in the terms of the Trust Preferred Securities which prohibits conversion if, as a result of such conversion, the holder would beneficially own more than 9.9% of the shares of Common Stock outstanding at the time of conversion. All other terms of the Trust Preferred Securities, as well as the terms of a consulting agreement between Mr. Hill and the Issuer, are described in the Original Filing.

Mr. Hill acquired and continues to hold the shares of Common Stock and Trust Preferred Securities for investment purposes. In this connection, Mr. Hill expects to evaluate on an ongoing basis his investment in the Issuer, and may from time to time in the future, subject to applicable legal and contractual restrictions and constraints, acquire shares of Common Stock, dispose of shares of Common Stock or the Trust Preferred Securities or formulate other plans or proposals regarding the securities of the Issuer to the extent deemed advisable in light of market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER
           ------------------------------------

     Item 5(a)-(b) of the Original Filing is amended and restated in its entirety as follows:

     (a)      Beneficial Ownership
              --------------------

     Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this Amendment are incorporated herein by reference.

     Mr. Hill is the beneficial owner of an aggregate of 2,529,000(1) shares of the Issuer's Common Stock. This represents beneficial ownership of approximately 9.9%(2) of the Issuer's Common Stock.


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CUSIP No. 760416107                    SCHEDULE 13D               Page 5 of 6

-------------------------
      (1) Excludes 923,077 shares of Common Stock issuable upon the conversion of 6,000 Trust Preferred Securities which are not currently convertible as a result of a limitation on conversion set forth in the terms of such securities. See Items 3 and 4, above.

      (2) Based on 25,553,093 shares of Common Stock outstanding as of the close of business on June 24, 2010.

      (b)      Voting and Dispositive Powers
               -----------------------------

Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this Amendment are incorporated herein by reference.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.
            ------------------------------------

     Item 6 of the Original Filing is amended and supplemented to add the following information:


     In connection with the underwritten public offering of the Issuer's Common Stock, each of the parties to the Registration Rights Agreement, dated June 10, 2008, waived their piggyback registration rights.

CUSIP No. 760416107                    SCHEDULE 13D               Page 6 of 6

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 6, 2010

                                      /s/ Vernon W. Hill, II
                                      -----------------------
                                      Vernon W. Hill, II